UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Charm Communications Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

16112R 101

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 16112R 101	Page 2 of 5

(1)	Name of reporting persons: I.R.S. Identification Nos. of above persons (entities only): Value Partners Limited
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Citizenship or place of organization: British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5)

Sole voting power:

Value Partners Intelligent Funds – Chinese Mainland Focus Fund: 210,187

Value Partners Intelligent Funds – China Convergence Fund: 124,593

Hospital Authority Provident Fund Scheme: 185,170

Value Partners China Greenchip Fund: 105,620

SAM Greater Equity Fund: 16,270

(6) Shared voting power: 0
(7)

Sole dispositive power:

Value Partners Intelligent Funds – Chinese Mainland Focus Fund: 210,187

Value Partners Intelligent Funds – China Convergence Fund: 124,593

Hospital Authority Provident Fund Scheme: 185,170

Value Partners China Greenchip Fund: 105,620

SAM Greater Equity Fund: 16,270

(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 641,840 (see item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9): 8.1%
(12)	Type of reporting person: IA, FI

CUSIP NO. 16112R 101	Page 3 of 5

Item 1(a).	Name of issuer:

Charm Communications Inc.

Item 1(b).	Address of issuer’s principal executive offices:

26/F Tower A, Oriental Media Center Tower

4 Guanghua Road, Chaoyang District

Beijing F4, 100026, China

Item 2(a).	Names of person filing:

Value Partners Limited

Item 2(b).	Address of principal business office:

Nexxus Building

9th Floor

41 Connaught Road Central

Hong Kong

Item 2(c).	Citizenship:

British Virgin Islands

Item 2(d).	Title of class of securities:

Common Stock

Item 2(e).	CUSIP No.:

16112R 101

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e)  ☒     An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

Item 4.	Ownership

(a)	Amount beneficially owned: 641,840

(b)	Percent of class: 8.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 641,840

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 641,840

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP NO. 16112R 101	Page 4 of 5

Value Partners Limited (“VPL”) is the Investment Manager of a number of funds and managed accounts and is deemed to be interested in voting rights in the issuer by virtue of the investment management relation.

VPL disclaims beneficial ownership of these securities except to the extent of management fees, performance fees or other fees received from the funds and managed accounts which VPL is the Investment Manager and has discretionary investment power over the securities held by each of these funds and managed accounts.

Item 5.	Ownership of 5 percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 16112R 101	Page 5 of 5

Exhibits

99.1	Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 31 January, 2012

VALUE PARTNERS LIMITED

/s/ Vivienne Lee
Signature

/s/ Vivienne Lee, Compliance Director
Name/Title